Exhibit 99.3

Dentons Canada LLP 77 King Street West, Suite 400 Toronto-Dominion Centre Toronto, ON, Canada M5K 0A1 大成 Salans FMC SNR Denton McKenna Long dentons.com

September 23, 2021

Re:	Consent of Dentons Canada LLP

We hereby consent to the reference to our name on the cover page and under the headings “Legal Matters” and “Documents Filed as Part of the Registration Statement” and to the reference to our name and to the use of our opinions under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement dated September 22, 2021 relating to the offering of common shares by Greenbrook TMS Inc. filed under its Registration Statement on Form F-10 (File No. 333-257872). In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended.

Yours truly,

/s/ Dentons Canada LLP